SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

   Certification and Notice of Termination of Registration under 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934.

      Commission File Numbers: 33-93806, 333-02878, 333-09309 and 333-79497


                  CITIBANK (SOUTH DAKOTA), NATIONAL ASSOCIATION
                                  ON BEHALF OF
                           UNIVERSAL CARD MASTER TRUST
                    (Issuer of the Asset Backed Certificates)
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                           701 East 60th Street, North
                         Sioux Falls, South Dakota 57117
                                 (605) 331-2626
               ---------------------------------------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)


          Class A Series 1995-1 Floating Rate Asset Backed Certificates Class B Series 1995-1 Floating Rate Asset Backed Certificates
              Class A Series 1995-2 5.95% Asset Backed Certificates Class B Series 1995-2 6.10% Asset Backed Certificates
          Class A Series 1995-3 Floating Rate Asset Backed Certificates Class B Series 1995-3 Floating Rate Asset Backed Certificates Class A Series 1996-1 Floating Rate Asset Backed Certificates Class B Series 1996-1 Floating Rate Asset Backed Certificates Class A Series 1996-2 Floating Rate Asset Backed Certificates Class B Series 1996-2 Floating Rate Asset Backed Certificates Class A Series 1996-3 Floating Rate Asset Backed Certificates Class B Series 1996-3 Floating Rate Asset Backed Certificates Class A Series 1997-1 Floating Rate Asset Backed Certificates Class B Series 1997-1 Floating Rate Asset Backed Certificates
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                 Not Applicable
             ------------------------------------------------------
             (Titles of all other classes of securities for which a
                   duty to file reports under section 13(a) or
                                 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)    [x]            Rule 12h-3(b)(1)(ii)   [ ]
      Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(2)(i)    [ ]
      Rule 12g-4(a)(2)(i)    [ ]            Rule 12h-3(b)(2)(ii)   [ ]
      Rule 12g-4(a)(2)(ii)   [ ]            Rule 15d-6             [x]
      Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Citibank (South Dakota), National Association has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated as of: January 8, 2003            By: /s/ Douglas C. Morrison
                                           --------------------------
                                        Name:   Douglas C. Morrison
                                        Title:  Vice President